UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 30, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Quinny

Baby Relax

Babidéal

Mon Bébé

Bertini

Mother’s Choice

RECREATIONAL / LEISURE

Cannondale

GT

SUGOi

Pacific Cycle

Schwinn

Mongoose

InSTEP

PlaySafe

Pacific Outdoors

HOME FURNISHINGS

Ameriwood

Altra Furniture

Dorel Home Products

Cosco Home & Office

Dorel Asia

Cosco Ability Care Essentials

Adepta

EXCHANGES

TSX: DII.B, DII.A

CONTACT:

MaisonBrison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS STRONG 2007 RESULTS

•

Adjusted net income of US$100.1 million, the highest in history

•

Adjusted pre-tax earnings top US$125 million

•

Juvenile segment revenues approach record US$1 billion, earnings from operations best ever

•

Free cash flow exceeds US$116 million

Montreal, March 11, 2008 — Dorel Industries Inc. (TSX: DII.B DII.A) today announced full results for the fourth quarter and year ended December 30, 2007. On March 4, 2008 the Company pre-released certain fiscal 2007 financial information in advance of a series of investor meetings. On an adjusted basis, fiscal 2007 net income was US$100.1 million, an increase of US$8.1 million from 2006 levels and the highest level ever recorded in Dorel’s history.  The Juvenile segment was a major factor in this success, and for the year it recorded revenues of US$963.6 million and just over US$114 million in adjusted earnings from operations, both all time records.  The Recreational/Leisure segment also improved with a 10.0% gain in revenues and a 26.8% increase in earnings from operations.

Revenue for the fourth quarter increased 2.4% to US$458.9 million from US$447.9 million a year ago. In the fourth quarter, net income grew 3.1% to US$22.3 million, or US$0.67 per diluted share compared to US$21.7 million, or US$0.66 per diluted share in the fourth quarter of 2006. These results include the previously announced restructuring costs at Dorel Europe and Ameriwood Industries. Therefore adjusted net income, excluding these costs, for the fourth quarter was US$24.0 million or US$0.72 per diluted share compared to adjusted net income of US$24.4 million or US$0.74 per diluted share a year ago.

Full year revenue was US$1.81 billion versus last year’s US$1.77 billion. 2007 net income was basically flat at US$87.5 million or US$2.63 per diluted share, compared to 2006 net earnings of US$88.9 million or US$2.70 per diluted share. However, excluding the above mentioned restructuring costs in both years, 2007 adjusted net income was US$100.1 million or US$3.01 per diluted share compared to adjusted net income of US$92.0 million or US$2.80 per diluted share last year.  Pre-tax earnings for the year were also up considerably over 2006 levels. On an adjusted basis for the fourth quarter pre-tax earnings increased 18.3% to US$31.1 million and for the year the increase was 19.8%, reaching US$125.8 million.

“The solid 2007 results underline the growing contribution of the Company’s core Juvenile and Recreational/Leisure segments. We are encouraged by this strong showing as we continue to further unlock value within the Company with these two business segments.  We are already a world leader in juvenile in our categories and this performance, combined with our recent acquisition of Cannondale and SUGUOi, solidifies our leadership position as a world class bicycle company as well,” said Dorel CEO and President, Martin Schwartz.

Summary of Financial Highlights
Fourth Quarters Ended December 30
All figures in thousands of US $, except per share amounts
	2007	2006	Change %
Revenues	458,853	447,930	2.4%
Adjusted net income*	23,995	24,370	-1.5%
Per share - Basic	0.72	0.74	-2.7%
Per share - Diluted	0.72	0.74	-2.7%
Net income	22,348	21,675	3.1%
Per share - Basic	0.67	0.66	1.5%
Per share - Diluted	0.67	0.66	1.5%
Average number of shares outstanding - diluted weighted average	33,397,773	32,861,757

*adjusted to exclude after-tax impact of restructuring costs

Summary of Financial Highlights
For the Years Ended December 30
All figures in thousands of US$, except per share amounts
	2007	2006	Change %
Revenues	1,813,672	1,771,168	2.4%
Adjusted net income*	100,092	92,025	8.8%
Per share - Basic	3.01	2.80	7.5%
Per share - Diluted	3.01	2.80	7.5%
Net income	87,492	88,865	-1.5%
Per share - Basic	2.63	2.70	-2.6%
Per share - Diluted	2.63	2.70	-2.6%
Average number of shares outstanding - diluted weighted average	33,293,248	32,860,760

*adjusted to exclude after-tax impact of restructuring costs

Juvenile Segment

The Juvenile segment had its most successful year ever, as revenues reached almost US$1 billion, finishing the year at US$963.6 million, up 8.4% from 2006. Full year earnings from operations were US$106.2 million, an increase of 15.4% over 2006. Excluding restructuring costs in France and Italy, 2007 earnings from operations rose 19.2% to US$114.4 million compared to US$96.0 million a year ago. Fourth quarter revenue increased 9.9% to US$248.0 million from US$225.7 million last year. Earnings from operations in the quarter were US$25.8 million up from US$19.2 million the year before, a 34.2% increase. Adjusted earnings from operations for the quarter rose 20.6% to US$28.0 million from US$23.2 million in 2006.

The year’s success was driven by Dorel Europe where organic sales growth was just over 10%. In U.S. dollars this increase was over 20% due to the strong Euro and British Pound.  The increase was principally due to sales gains in car seats and strollers as the investments made in new product development proved successful. The majority of these increases were in the United Kingdom, Germany as well as several eastern European countries as this relatively new market continues to be penetrated. These gains compensated for a decline in North American revenues.

Gross margins for the Juvenile segment as a whole were 30.6% in 2007 as compared to 29.7% in 2006, due principally to the improvement in Europe. Selling general and administrative costs increased over 2006 levels from US$132.7 million to US$143.0 million. The increase resulted from higher costs in Europe due to greater sales activity and the higher rate of exchange in 2007, as well as the addition of the Australian business in the year. Offsetting these increases was a decline in product liability costs in the United States of US$8.6 million. These costs totalled US$16.6 million in 2007 and US$25.2 million in 2006.

Recreational / Leisure Segment

Revenue for the year in the Recreational / Leisure segment increased by 10.0% to US$374.8 million from US$340.7 million the year before. Earnings from operations jumped 26.8% to US$33.0 million from US$26.0 million a year ago. For the fourth quarter, revenue was US$85.8 million, an 11.6% increase from the previous year’s US$76.9 million. In the fourth quarter, earnings from operations were essentially flat at US$5.8 million as compared to US$5.9 million the year before.

For the year, the improvement was due to success in both the mass merchant and Independent Bicycle Dealers (IBD) channels.  The majority of the increase came from several key mass customers as sales rebounded after declines in 2006. Sales were also strong with certain warehouse club customers, a relatively new distribution channel for this segment. These increases, at both existing and new customers, were driven by bicycle sales, although other recreational product lines continue to be explored and added in an attempt to diversify sales of the segment.

Gross margins for the year increased by 70 basis points. However fiscal 2006 included a one-time US$3.5 million inventory write-down, therefore margins were, in fact, consistent with the prior year. Selling, general and administrative expenses rose moderately from US$36.9 million in 2006 to US$38.3 million in 2007. However as a percentage of revenue this represents a decrease of 60 basis points as 2007 sales volume increases outpaced additional spending.

Home Furnishings Segment

Total 2007 revenue was US$475.3 million versus US$541.9 million the prior year, a 12.3% decrease. Earnings from operations in 2007 were US$17.2 million, a 44.8% decrease from US$31.2 million in 2006. Adjusted earnings from operations for the year were down 11.8% to US$28.1 million compared to last year’s US$31.9 million.  Revenue for the fourth quarter was US$125.0 million, down 13.9% from last year’s US$145.3 million. Despite the revenue decline, earnings from operations were US$10.4 million as compared to US$8.9 million in 2006. Adjusted earnings from operations for the fourth quarter rose 19.9% to US$10.7 million from US$8.9 million.

During the year the slowdown in the U.S. housing industry negatively impacted this segment. The two divisions experiencing the greatest sales decline were Ameriwood and Dorel Asia,  both of which experienced decreases exceeding 10%. Cosco Home & Office and Dorel Home Products were less affected and combined were essentially flat with the prior year.  Even though sales were lower, adjusted gross margins for the segment increased by 70 basis points to 15.6% from 14.9% in 2006.  Despite the decline in earnings, this segment was a strong contributor to the Company’s free cash flow in 2007.

Restructuring costs

The Company is including adjusted earnings figures in this press release that are considered non-GAAP financial measures, as it believes this results in a more meaningful comparison of its core business performance between the periods presented. Therefore the terms “adjusted gross margin”, “adjusted earnings from operations”, “adjusted pre-tax income, “adjusted net income” and “adjusted net income per diluted share” should be considered as non-GAAP financial measures. Where applicable the segmented results presented exclude restructuring costs and use the term “adjusted” when describing these results.

For the fourth quarter and full year, the combined after-tax impact of the previously announced restructuring initiatives in Juvenile (Dorel Europe) and Home Furnishings (Ameriwood) is US$1.6 million or US$0.05 per diluted share and US$12.6 million or US$0.38 per diluted share respectively. A complete reconciliation of adjusted earnings to GAAP earnings is attached at the end of this press release.

Other

The Company had its strongest cash flow year in history, generating a record US$167.3 million in cash flow provided by operating activities. This was an increase of US$60.6 million or 56.8% from the US$106.7 million posted in 2006. Free cash flow, a non-GAAP financial measure, defined as cash provided by operating activities less dividends paid, additions to property, plant & equipment, deferred development costs and intangibles, plus or minus variations in  funds held by ceding insurer, was US$116.2 million in 2007 versus US$83.4 million, an improvement of US$32.8 million. The 2007 free cash flow amount is net of dividends of US$12.5 million, the first year in which Dorel has paid a dividend.

As a result of the Company’s strong free cash flow, debt reduction meant total interest costs declined in 2007 to US$23.5 million from US$29.9 million in 2006. The Company’s average interest rate on its long-term borrowings and revolving facilities in 2007 was approximately 6.4%, as compared to the average of 6.7% in 2006.  In 2007 the Company’s effective tax rate was 17.9% as compared to 11.4% in 2006. The reasons for the increase in the rate were twofold. First, there were a greater proportion of earnings in higher tax rate jurisdictions in 2007 versus 2006 and second, unlike in 2006, the Company was unable to apply certain tax losses.

Outlook

On February 4, 2008, Dorel announced the acquisition of the Cannondale Bicycle Corporation and SUGOi Performance Apparel. This resulted in the establishment of a new Recreational/Leisure division, the Cannondale Sports Group, with an exclusive focus on the Independent Bicycle Dealers (IBD) channel.

“Our 2007 success stems from the combined strength of our Juvenile and Recreational/Leisure businesses. The acquisition of Cannondale and SUGOi fortifies our position and stature in the bicycle industry and underlines our commitment to further unlock shareholder value by concentrating on Dorel’s core segments, which provide the greatest potential.  The new Cannondale Sports Group will build on Cannondale’s strengths to grow significantly within the IBD channel.  Our intention is to build a world-class company and to offer a line of products that will be desired by both dealers and consumers.

“We will continue to strive to optimize the results of each of our segments and we will devote the necessary resources to ensure their growth and development.  The current economic situation, particularly in the US, does not allow for the accurate prediction of consumer trends and hence the outlook for the complete year cannot be seen with clarity.  Nonetheless, we have not witnessed any slowdown of consumer spending in Dorel’s products during the first two months of 2008,” concluded Mr. Schwartz.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results today, March 11, 2008 at 1:30 P.M. Eastern Time. Interested parties can join the call by dialling 1-800-733-7560. The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21264785# on your phone. This tape recording will be available on Tuesday, March 11, 2008 as of 5:00 P.M. until 11:59 P.M. on Tuesday, March 18, 2008.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR website.

Profile

Dorel Industries Inc. (TSX: DII.B, DII.A) is a world class juvenile products and bicycle company.  Established in 1962, Dorel creates style and excitement in equal measure to safety, quality and value. The Company’s lifestyle leadership position is pronounced in both its Juvenile and bicycle categories with an array of trend-setting products.  In the Juvenile segment, Dorel’s powerfully branded products such as Quinny, Maxi-Cosi, Safety 1st and Bébé Confort have shown the way to safety, originality and fashion.  Similarly, its highly popular brands such as Cannondale, Schwinn, GT, Mongoose and SUGOi have made Dorel a principal player with both independent bicycle dealers and mass merchants.  Dorel’s Home Furnishings segment markets a wide assortment of furniture products, both domestically produced and imported. The Company exerts relentless innovation and marketing flair across all of its divisions. Dorel is a $2 billion company with forty-six hundred employees, facilities in seventeen countries, and sales worldwide.

US operations include Dorel Juvenile Group USA; the Cannondale Sports Group; Pacific Cycle; Ameriwood Industries which produces ready-to-assemble furniture; Altra Furniture; and Cosco Home & Office. In Canada, Dorel operates Dorel Distribution Canada and Dorel Home Products. Abroad, operations include Dorel Europe and IGC in Australia, a manufacturer and distributor of juvenile products. Dorel Asia sources and imports home furnishings products. Dorel China has eight offices which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEETS

ALL FIGURES IN THOUSANDS OF US $

	As at December 30, 2007	As at December 30, 2006
	(audited)	(audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 22,513	$ 25,925
Accounts receivable	286,924	294,731
Income taxes receivable	6,519	8,264
Inventories	322,332	326,540
Prepaid expenses	10,538	9,652
Future income taxes	35,228	29,046
	684,054	694,158

PROPERTY, PLANT AND EQUIPMENT	140,362	142,002
INTANGIBLE ASSETS	276,383	261,966
GOODWILL	525,235	501,356
OTHER ASSETS	31,870	27,924
	$ 1,657,904	$ 1,627,406
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 5,836	$ 3,733
Accounts payable and accrued liabilities	325,938	326,915
Income taxes payable	25,532	10,742
Balance of sale payable	-	605
Future Income Taxes	136	-
Current portion of long-term debt	62,906	7,832
	420,348	349,827

LONG-TERM DEBT	192,385	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,942	20,370
FUTURE INCOME TAXES	79,635	74,833
OTHER LONG-TERM LIABILITIES	6,848	7,719

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	177,271	162,555
CONTRIBUTED SURPLUS	11,623	6,061
RETAINED EARNINGS	641,981	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME	106,871	63,886
	748,852	630,906
	937,746	799,522
	$ 1,657,904	$ 1,627,406

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Fourth Quarters Ended		Twelve Months Ended
	December 30, 2007	December 30, 2006	December 30, 2007	December 30, 2006
	(unaudited)	(unaudited)	(audited)	(audited)

Sales	$ 454,831	$ 442,719	$ 1,792,611	$ 1,748,032
Licensing and commission income	4,022	5,211	21,061	23,136
TOTAL REVENUE	458,853	447,930	1,813,672	1,771,168

EXPENSES
Cost of sales	348,236	341,223	1,375,418	1,363,421
Selling, general and administrative expenses	62,035	62,614	244,798	228,765
Depreciation and amortization	10,635	9,868	39,844	36,969
Research and development costs	2,581	1,459	9,009	8,169
Restructuring costs	1,753	3,671	14,509	3,671
Interest on long-term debt	5,106	6,771	23,782	29,594
Other interest	(79)	71	(316)	305
	430,267	425,677	1,707,044	1,670,894

Income before income taxes	28,586	22,253	106,628	100,274

Income taxes	6,238	578	19,136	11,409

NET INCOME	$ 22,348	$ 21,675	$ 87,492	$ 88,865

EARNINGS PER SHARE
Basic	$ 0.67	$ 0.66	$ 2.63	$ 2.70
Diluted	$ 0.67	$ 0.66	$ 2.63	$ 2.70

SHARES OUTSTANDING
Basic – weighted average	33,397,192	32,861,107	33,285,990	32,860,375
Diluted – weighted average	33,397,773	32,861,757	33,293,248	32,860,760

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

	Fourth Quarters Ended		Twelve Months Ended
	December 30, 2007	December 30, 2006	December 30, 2007	December 30, 2006
	(unaudited)	(unaudited)	(audited)	(audited)

NET INCOME	$ 22,348	$ 21,675	$ 87,492	$ 88,865
OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains on translation of net investments in self-sustaining foreign operations, net of tax of nil.	15,227	15,502	42,985	37,726
Portion included in income as a result of reductions in net investments in self- sustaining foreign operations	-	(1,985)	-	(1,985)
	15,227	13,517	42,985	35,741
COMPREHENSIVE INCOME	$ 37,575	$ 35,192	$ 130,477	$ 124,606

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

ALL FIGURES IN THOUSANDS OF US $

	Twelve Months Ended
	December 30, 2007	December 30, 2006
	(audited)	(audited)
CAPITAL STOCK
Balance, beginning of period	$ 162,555	$ 162,503
Issued under stock option plan	14,716	52
Balance, end of period	177,271	162,555

CONTRIBUTED SURPLUS
Balance, beginning of period	6,061	3,639
Stock-based compensation	5,562	2,422
Balance, end of period	11,623	6,061

RETAINED EARNINGS
Balance, beginning of period	567,020	478,155
Net income	87,492	88,865
Dividends on common shares	(12,524)	–
Dividends on deferred share units	(7)	–
Balance, end of period	641,981	567,020

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period	63,886	28,145
Other comprehensive income	42,985	35,741
Balance, end of period	106,871	63,886

TOTAL SHAREHOLDERS’ EQUITY	$ 937,746	$ 799,522

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Fourth Quarters Ended		Nine Months Ended
	Dec. 30, 2007	Dec. 30, 2006	Dec. 30, 2007	Dec. 30, 2006
	(unaudited)	(unaudited)	(audited)	(audited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 22,348	$ 21,675	$ 87,492	$ 88,865
Items not involving cash:
Depreciation and amortization	10,635	9,868	39,844	36,969
Amortization of deferred financing costs	68	38	217	512
Future income taxes	(2,880)	(524)	(7,282)	3,531
Stock-based compensation	1,636	513	5,562	2,422
Pension and post-retirement defined benefit plan	198	(427)	1,346	1,368
Restructuring activities	1,351	4,347	15,436	3,840
Exchange gain from reduction of net investments in foreign operations	–	(746)	–	(1,985)
Loss on disposal of property, plant and equipment	239	411	243	601
	33,595	35,155	142,858	136,123
Net changes in non-cash balances related to operations:
Accounts receivable	5,252	(16,319)	19,811	188
Inventories	(2,354)	(3,610)	13,137	(39,752)
Prepaid expenses	(1,943)	32	(126)	1,053
Accounts payable, accruals and other liabilities	28,570	24,626	(23,707)	10,810
Income taxes	9,288	(460)	15,367	(1,701)
	38,813	4,269	24,482	(29,402)
CASH PROVIDED BY OPERATING ACTIVITIES	72,408	39,424	167,340	106,721

FINANCING ACTIVITIES
Bank indebtedness	1,419	(3,377)	1,577	(1,136)
Long-term debt	(69,772)	(21,397)	(136,036)	(64,787)
Dividends on common shares	(4,175)	–	(12,524)	–
Issuance of capital stock	–	8	14,698	42
CASH USED IN FINANCING ACTIVITIES	(72,528)	(24,766)	(132,285)	(65,881)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	46	–	(2,786)	(4,946)
Additions to property, plant and equipment – net	(8,712)	(1,237)	(22,269)	(14,334)
Deferred development costs	(4,093)	(4,470)	(14,470)	(10,628)
Funds held by ceding insurer	–	–	–	3,647
Intangible assets	(551)	558	(1,871)	(2,034)
CASH USED IN INVESTING ACTIVITIES	(13,310)	(5,149)	(41,396)	(28,295)

Effect of exchange rate changes on cash and cash equivalents	1,083	380	2,929	1,035
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(12,347)	9,889	(3,412)	13,580
Cash and cash equivalents, beginning of period	34,860	16,036	25,925	12,345
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 22,513	$ 25,925	$ 22,513	$ 25,925

	Dorel Industries Inc. Industry Segmented Information For The Fourth Quarters Ended December 30 All Figures in Thousands of US$
	Total		Juvenile		Recreational / Leisure		Home Furnishings
	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)
Total Revenue	$458,853	$447,930	$247,983	$225,700	$85,836	$76,943	$125,034	$145,287
Cost of sales	348,236	341,223	174,809	156,699	70,267	61,799	103,160	122,725
Selling, general and administrative expenses	53,656	57,686	35,029	36,757	9,325	8,931	9,302	11,998
Depreciation & amortization	10,612	9,844	8,856	8,596	412	282	1,344	966
Research and development costs	2,581	1,459	1,954	750	–	–	627	709
Restructuring costs	1,753	3,671	1,529	3,671	–	–	224	–
Earnings from Operations	42,015	34,047	$25,806	$19,227	$5,832	$5,931	$10,377	$8,889
Interest	5,027	6,842
Corporate expenses	8,402	4,952
Income taxes	6,238	578
Net income	$22,348	$21,675
Earnings per Share
Basic	$0.67	$0.66
Diluted	$0.67	$0.66

Reconciliation to non-GAAP financial measures

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings from Operations as above	$ 42,015	$ 34,047	$ 25,806	$ 19,227	$ 5,832	$ 5,931	$ 10,377	$ 8,889
Restructuring costs	1,753	3,671	1,529	3,671	–	–	224	–
Restructuring costs in cost of sales	753	353	668	329	–	–	85	24
Adjusted earnings from Operations	44,521	38,071	$ 28,003	$ 23,227	$ 5,832	$ 5,931	$ 10,686	$ 8,913
Interest	5,027	6,842
Corporate expenses	8,402	4,952
Income taxes - as above	6,238	578
Income taxes on restructuring costs	859	1,329
Adjusted net income	$ 23,995	$ 24,370
Adjusted Earnings per Share
Basic	$0.72	$0.74
Diluted	$0.72	$0.74

	Dorel Industries Inc. Industry Segmented Information For The Years Ended December 30 All Figures in Thousands of US$
	Total		Juvenile		Recreational / Leisure		Home Furnishings
	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)
Total Revenue	$1,813,672	$1,771,168	$963,572	$888,534	$374,783	$340,696	$475,317	$541,938
Cost of sales	1,375,418	1,363,421	668,248	625,032	301,835	276,718	405,335	461,671
Selling, general and administrative expenses	218,661	209,886	143,043	132,651	38,260	36,907	37,358	40,328
Depreciation & amortization	39,755	36,876	32,171	29,849	1,736	1,079	5,848	5,948
Research and development costs	9,009	8,169	6,364	5,331	–	–	2,645	2,838
Restructuring costs	14,509	3,671	7,575	3,671	–	–	6,934	–
Earnings from Operations	156,320	149,145	$106,171	$92,000	$32,952	$25,992	$17,197	$31,153
Interest	23,466	29,899
Corporate expenses	26,226	18,972
Income taxes	19,136	11,409
Net income	$87,492	$88,865
Earnings per Share
Basic	$2.63	$2.70
Diluted	$2.63	$2.70

Reconciliation to non-GAAP financial measures

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings from Operations as above	$ 156,320	$ 149,145	$ 106,171	$ 92,000	$ 32,952	$ 25,992	$ 17,197	$ 31,153
Restructuring costs	14,509	3,671	7,575	3,671	–	–	6934	–
Restructuring costs in cost of sales	4,675	1,069	668	329	–	–	4,007	740
Adjusted earnings from Operations	175,504	153,885	$ 114,414	$ 96,000	$ 32,952	$ 25,992	$ 28,138	$ 31,893
Interest	23,466	29,899
Corporate expenses	26,226	18,972
Income taxes - as above	19,136	11,409
Income taxes on restructuring costs	6,584	1,580
Adjusted net income	$ 100,092	$ 92,025
Adjusted Earnings per Share
Basic	$3.01	$2.80
Diluted	$3.01	$2.80

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

March 11, 2008